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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

URBAN IMPROVEMENT FUND LIMITED—1974 (Name of Subject Company (Issuer)
SP MILLENNIUM L.L.C. Name of Filing Person (Offeror)
Units of Limited Partnership Interest (Title of Class of Securities)
N/A (CUSIP Number of Class of Securities (Underlying Common Stock, Par Value $.01 Per Share))

John A. Taylor
Vice President
SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, Washington 98101
206-628-8031
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Marion V. Larson, Esq.
Erin Joyce Letey, Esq.
Riddell Williams P.S.
1001 Fourth Avenue Plaza, Suite 4500
Seattle, Washington 98154
(206) 624-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,300,000*	164.71**

*
Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 2,000 Units at a purchase price of $650 per Unit.

**
Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on Jan. 26, 2004, equals .00012670 times the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not Applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1
☐    issuer tender offer subject to Rule 13c-4
☐    going-private transaction subject to Rule 13e-3
☐    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 2 TO SCHEDULE TO

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission (the "SEC") by SP Millennium L.L.C. (the "Purchaser") as to an offer to purchase 2,000 units of limited partnership interests (the "Units") in Urban Improvement Fund Limited—1974, a California limited partnership (the "Partnership"), at $650 for each Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 16, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 16, 2004 (the "Offer to Purchase") and the Agreement of Sale and Assignment, as it may be supplemented or amended from time to time (the "Agreement of Sale and Assignment," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase and in the related Agreement of Sale and Assignment.

        The information set forth in the Offer to Purchase, including all annexes and supplements thereto, and the Agreement of Sale and Assignment is hereby incorporated by reference herein in answer to the items of the Schedule TO amended hereby.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby supplemented as follows:

          (a)   The Offer expired at 5:00 p.m., Eastern time, on April 14, 2004. 252 Units were tendered pursuant to the Offer and not withdrawn, all of which will be accepted for payment. As a result of the Offer, Purchaser will beneficially own 18.8% of the total outstanding Units. Purchaser's affiliates beneficially own an additional 3.3% of the total outstanding Units.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Date: April 19, 2004	SP MILLENNIUM L.L.C.
	By:	SP Special L.L.C., a Washington limited liability company, its Managing Member
		By:	SP Real Estate L.L.C., a Washington limited liability company, its sole Member
			By:	SP Investments II L.L.C., a Washington limited liability company, its sole Member
				By:	/s/ JOHN M. OREHEK John M. Orehek, Managing Member

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AMENDMENT NO. 2 TO SCHEDULE TO